December 2, 2005

Via U.S. mail
Joseph C. Winkler
Chief Executive Officer and President
Complete Production Services, Inc.
14450 JFK Blvd. Suite 400
Houston, Texas
77032


Re:	Complete Production Services, Inc.
		Amendment No. 1 to Registration Statement on
     Form S-1
     Filed November 15, 2005
		File No. 333-128750


Dear Mr. Winkler:

     We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We remind you of prior comments 1 through 4.

Capitalization, page 23

2. The amounts of common stock and additional paid-in capital appear to have been deleted from the "As Adjusted" column of your capitalization table. Please revise your table, as appropriate.

Unaudited Pro Forma Combined Financial Data, page 24

Notes to Unaudited Pro Forma Consolidated Statements of
Operations,
page 28

3. Financing, page 28

3. Your revised disclosure in note 3 (a) identifies the pro forma adjustments to the statements of operations for the period ended September 30, 2005 and the year ended December 31, 2004 as the net of adding back the write off of deferred financing fees associated with the retired debt facilities and amortization expense of the new financing fees associated with the Term B facility. The inclusion of pro forma adjustments relating to non-recurring amounts, such as the write-off of deferredfinancing fees, is inappropriate. Please revise the pro forma adjustment amounts for 2005 and 2004 to reflect only those adjustments relating to amounts expected to have a continuing impact. Therefore, it appears this adjustment should also take into account the effect of adding back the amortization expense of the deferred financing fees associated with the retired debt facilities recognized in the historical statements of operations. You may wish to consider identifying charges or credits of a non-recurring nature in a note to your pro forma financial statements, clearly stating the accompanying pro forma statements do not include the effect of such amounts.

4. We have reviewed your response to comment 25 of our letter dated
October 28, 2005. It remains unclear why a pro forma adjustment to interest expense due to the payment of a dividend to your stockholders is necessary. If this portion of the adjustment is related to additional borrowings necessary to fund the dividend or otherwise, please expand your disclosure to identify the amount of the pro forma adjustment related to the dividend and clarify the nature of the adjustment.

Selected Consolidated Financial Data, page 30

5. We note you have presented selected consolidated financial data beginning as of May 22, 2001. However, predecessor selected financial data should be presented for one of the companies Saber Energy Services, Inc. (Saber) acquired on May 21, 2001, or for both companies on a combined basis if they were under common ownership or management prior to that date. Please revise your disclosure to include this information.

6. Since SCF acquired a 44.8% interest in IPSL on October 16,
2000,
it is unclear why the equity investment does not appear to be reflected in the selected consolidated financial data or the consolidated financial statements prior to the date control was acquired on July 2, 2002.

Management`s Discussion and Analysis of Financial Condition and
Results of Operation, page 33

Critical Accounting Policies and Estimates, page 37

7. We have reviewed your expanded disclosure on pages 40 and 41, identifying the estimates and assumptions underlying your identified critical accounting policies. As noted in FRC 501.14, your disclosures should provide information about the quality and variability of your earnings and cash flow so that investors may ascertain the indicative value of your reported financial information. We generally find that disclosures including both a sensitivity analysis and discussion of historical experience making the critical estimate are effective in conveying this information. Specifically, your disclosure should provide quantitative in addition to qualitative disclosure when quantitative information is reasonably available and will provide material information for investors. Please revise your disclosure to provide a more detailed quantitative sensitivity analysis.

Stock options, page 38

8. We note your discussion of estimates and judgments used by management in accounting for stock options does not specifically address how you determined the fair value of your stock options granted and outstanding. Tell us what consideration you gave to the accounting and disclosure provisions of the AICPA Practice Aid "Valuation of Privately-Held-Company Equity Securities Issued as Compensation" (the "Practice Aid"), including, but not limited to the intrinsic value of all outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of the most recent balance sheet date included in the registration statement.

9. Tell us and disclose whether you obtained a contemporaneous valuation performed by an unrelated valuation specialist as defined by the Practice Aid. If not, please revise to disclose the following information related to issuances of equity instruments:

* Discuss the significant factors, assumptions, and methodologies used in determining the fair value of the underlying common stock;
* Discuss each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated
IPO price or the fair value as determined by a contemporaneous valuation by an unrelated valuation specialist obtained subsequent to the grants but prior to the IPO; and
* Disclose the valuation alternative selected and the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.

Liquidity and Capital Resources, page 46

10. We have reviewed the updated disclosure describing the changes in cash flows from operations between the periods presented in the filing. However, we note you continue to discuss non-cash items, such as increases in accounts receivable and depreciation expense, to support the increase in cash flows provided from operations. FRC 501.13.b.1 states this analysis should discuss the primary drivers necessary to understand a company`s cash flows. Please revise your analysis to discuss the cash items that produced increases and decreases in your cash flows from operations. In addition, we understand these amounts continue to grow due to acquisitions. Please expand your disclosure to address to what extent you expect to continue to grow your business through future acquisitions and how this expected trend will affect cash flows from operations.

Description of Our Indebtedness, page 48
11. We reissue prior comment 36. The revisions made to the disclosure do not appear to clearly and concisely identify the principal features of the credit agreement. Revise to eliminate defined terms and provide a summary that investors may use to better understand the material terms of your agreement.

Other Arrangements, page 50

12. We note the expanded disclosure relating to the contract drilling agreements for which you have deferred $7.4 million as of September
30, 2005. To further our understanding of these contractual arrangements and your current and future accounting for the revenues and costs associated with these contracts, please tell us when you believe the revenue under these contracts is considered earned and how you have accounted for the costs associated with the construction of the drills and future drilling services in your financial statements. Please address each of the conditions discussed in SAB
Topic 13 and to what extent you consider these contracts multiple-element transactions.

Principal and Selling Stockholders, page 81
13. We note your response to prior comment 40. When you provide the omitted information, again address that comment, confirming to us whether any selling stockholders you then identify are registered broker-dealers or affiliates of registered broker-dealers.



Underwriting, page 97

Directed Share Program

14. We note your response to prior comment 45. The size of the group of potential offeree / participants and the nature of their affiliation with you remains unclear. With a view toward additional disclosure to eliminate the potential for investor misunderstanding, identify the potential group size and the nature of the affiliations of those "associated with" you.

Unaudited Interim Consolidated Financial Statements, page F-2

2. Business Combinations, page F-7

(a) The Combination, page F-7

15. We have reviewed your response to prior comment 22 of our letter dated October 28, 2005, regarding your accounting for the Combination. We believe the analysis of an accounting acquirer does not apply in this combination of entities under common control. Rather, based on the facts and disclosures within the filing, it appears the acquisition of minority interests of CES and IEM should be accounted for under the purchase method as the shareholders of these entities exchanged their interests for shares of IPS. See paragraphs 14, A5-A6, and D11-D13 of FAS 141. Due to the numerous acquisitions and other transactions occurring since SCF acquired common control of the consolidated entities, it may be more efficient and effective to discuss this matter further in a future conference call.

16. Please tell us the interest held by SCF in each of IPS, CES and
IEM at the date of the Combination. Summarize the transactions in which the minority interest in each entity arose. Also, of the approximately 70% interest held by SCF in the Company after the Combination, tell us how many shares held by SCF result from its prior ownership in each of the three companies.

17. Please confirm that the financial statements of all the entities under common control involved in the Combination are presented and accounted for in the consolidated financial statements of the Company in accordance with EITF 90-5.

8. Stockholder`s equity, page F-12

(e) Stock-based compensation, page F-14

18. Please provide us with the following information in chronological order for stock option grants and other equity related transactions for the one year period preceding the most recent balance sheet date and through the date of your response:

* The nature and type of stock option or other equity related transaction;
* The date of grant/issuance;
* Description/name of option or equity holder;
* The reason for the grant or equity related issuance;
* The number of options or equity instruments granted or issued;
* The exercise price or conversion price;
* The fair value of underlying shares of common stock;
* The total amount of deferred compensation or value assigned to beneficial conversion feature reconciled to your financial statement disclosures; and
* The amount and timing of expense recognition.

Continue to provide us with updates to the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.

19. Please provide us with objective evidence that supports your determination of the fair value of the underlying shares of common stock at each grant or issue date. This objective evidence could be based on valuation reports that rely on methodologies discussed in the Practice Aid or on current cash sales of the same or a similar company security to a willing unrelated party other than under terms and conditions arising from a previous transaction.

20. Reconcile and explain the differences between the fair values of the underlying common stock at each valuation date, including the difference between the most recent fair value and the midpoint of your IPO offering range. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the filing of the registration statement.

21. Tell us what consideration you gave to the Practice Aid`s disclosure guidance in paragraph 179. As applicable, consider revising to include the following disclosures for options granted during the 12 months prior to the date of the most recent balance sheet included in the filing:

* For each grant date, the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option (the number of options may be aggregated by month or quarter and the information presented as weighted-average per share amounts);
* Whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective; and
* Whether the valuation was performed by a related party.

In addition, if a third-party valuation specialist was used, please include the expert`s consent following Section 436(b) of Regulation
C.

Audited Consolidated Financial Statements, page F-24

Combined Statements of Cash Flows, page F-27

22. Your response to comment 51 of our letter dated October 28,
2005
is unclear whether the amounts reflected as "additions to intangible assets" is appropriately characterized. For example, the increase in intangible assets in 2004, excluding amortization, appears to be approximately $2,386, reflecting the difference between $5,080 and $2,694 as disclosed in note 6 on page F-40. The amount reported in your statement of cash flows for that same period is $999. Please reconcile these amounts and tell us in more detail the amounts that are reported in this line item on the cash flow statement for each period presented.

2.  Business Combinations, page F-34

23. We have reviewed your response to comment 59 of our letter dated
October 28, 2005 and the cited interpretive guidance and disagree with your conclusions. We believe the provisions of SAB Topic 1:J are clear and should have been analyzed to determine if additional preacquisition financial statement information for the acquisitions of the Combined Companies, the predecessors of the registrant, by SCF and made by the Combined Companies, as referred to in your response, is required. The scope of SAB Topic 1:J explicitly includes "initial public offerings involving businesses that have been built by the aggregation of discrete businesses that remain substantially intact after acquisition," as further discussed in footnote two of the SAB.
Please tell us if you believe the Combined Companies, and the significant acquisitions made by them during the periods presented, each meet the definition of discrete businesses that have remained substantially intact. In your response, please cite the factors you considered and analyzed in determining if the acquisitions made by the Combined Companies meet this definition. Based on your conclusion, revise and update your analysis and results presented in
Annex G under SAB Topic 1:J or Rule 3-05 of Regulation S-X, as appropriate, to identify the number of months of audited financial information that is currently included in the filing and to what extent audited financial information is required for preacquisition periods.

(f) IPS 2002 Combination, page F-37

24. We note that IPSL and Saber were combined on September 20,
2002
when all outstanding IPSL stock was acquired and exchanged for shares of Saber. Your disclosure states this combination was accounted for using the continuity of interests method as SCF held a controlling interest in each entity. However, it is unclear why you have recorded an increase in stockholders equity of $31,053 in your consolidated statements of stockholders` equity presented on page F-
26, if the combination was not accounted for at fair value.
Please
explain why the acquisition of IPSL resulted in an increase to your total equity. In addition, please identify and disclose the percentage ownership interest held by SCF at Saber`s incorporation on
May 22, 2001 and any changes in the interest held through September
20, 2002.

(g) IPS 2002 Acquisition, page F-37

25. We note your response to comment 60 of our letter dated
October
28, 2005, which states equity in earnings of IPSL from October 16, 2001 through July 2, 2002 was negligible. Please clarify your disclosure to state this fact as your current disclosure is unclear and leads a reader to believe the investment was not appropriately accounted for in accordance with GAAP.

(h)  Goodwill, page F-39

26. We have reviewed your response to comment 62 of our letter dated
October 28, 2005 and continue to believe additional disclosure is required by paragraph 45(c) of SFAS 142. As stated in SFAS 142, "entities that report segment information in accordance with Statement 131 shall provide the above information in total and for each reportable segment..." You have provided the balances of goodwill as of each period end as allocated among your reportable segments in Note 14. However, you have not disclosed the changes in the carrying amount of goodwill on a segment basis. Please expand your disclosures to provide the required disclosure.

Part II

Item 16, page II-4

27. We note the new paragraph of disclaimer language you include at page II-5 and again following the Exhibit Index. Advise us of the "certain" agreements you reference and the representations and warranties that are subject to qualification. Moreover, to the extent omitted disclosure schedules that qualify or render the representations and warranties found in an agreement unreliable to an investor`s understanding of the agreement, then such omitted information would constitute material information that should be filed or properly identified as subject to a confidential treatment request. Please remove this disclaimer paragraph, expand related disclosure to include concise descriptions of the material exhibits as appropriate, and file the agreements in their entirety, or explain to us why you believe that would be unnecessary. We may have further comments.

Draft Opinion of Counsel, Annex A

28. Because counsel will rely upon certificates and other communications of corporate officers, it appears unnecessary to include the limiting language that it includes in opinion (a). Normally counsel does not explicitly limit its opinion by reference to pricing issues and the performance by the board or a committee of
"all necessary corporate action." Please obtain and file an appropriately revised opinion.

Closing Comments

     As appropriate, please amend the above filing in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

     We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

     You may contact Shannon Buskirk at (202) 551-3717 or April Sifford, Accounting Branch Chief at (202) 551-3684 if you have questions regarding comments on the financial statements and related matters. Please contact Mellissa Campbell Duru at (202) 551-3757 or
Timothy Levenberg, Special Counsel at (202) 551-3707 with any other questions. Direct all correspondence to the following ZIP code:
20549-7010.


									Sincerely,


									H. Roger Schwall
									Assistant Director



  cc:    via facsimile
     	Scott N. Wulfe, Esq.
      	Vinson & Elkins LLP
      	(713) 758-2246
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Mr. Winkler
Complete Production Services, Inc.
December 2, 2005
page 10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE
         MAIL STOP 7010